SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 19, 2004

AVENTIS

(Translation of registrant’s name into English)

67917 Strasbourg, Cedex 9

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Enclosure:  One press release relating to the anticancer drug Taxotere® of Aventis has been approved for esophageal cancer in Japan.

Press Release

Your Contacts:
Nathalie Jecker	Jason Ford
Aventis Media Relations	Aventis Global Product Communications
Tel.: +33(0)3 88 99 11 16	Tel.: +1 908 231 38 50
Nathalie.Jecker@Aventis.com	Jason.Ford@aventis.com

Taxotere® (docetaxel) Approved for Esophageal Cancer in Japan

Strasbourg, France, January 19, 2004 – Aventis announced today that its anticancer drug Taxotere® has been approved for esophageal cancer in Japan.

Taxotere is currently approved in Japan for treating breast cancer, non-small-cell lung cancer, gastric cancer, ovarian cancer, and head/neck cancer and the latest approval further expands the indications for Taxotere.

Esophageal cancer has a very poor prognosis. A population survey of the Japanese Ministry of Health, Labour and Welfare population in 2001 reported that approximately 3.6% or 10,677, of the total number of people who died of cancers, died of esophageal cancer, 9,026  men and 1,651 women.

The first choice for treatment of esophageal cancer is surgery if the tumor is resectable. Chemotherapy is used in unresectable cases such as advanced cancer, recurrent cases, and as combination therapy before and after surgery. A combination of drug and radiotherapy has recently attracted attention as a new option in the treatment of esophageal cancer. However, it is unclear whether chemotherapy contributes to a better prognosis for esophageal cancer and there are only a small number of drugs with proven efficacy against the condition. A late phase II study of Taxotere alone showed that it reduced advanced and recurrent esophageal tumors by 20.4% according to the RECIST (Response Evaluation Criteria in Solid Tumors) criteria. This tumor-reducing effect is comparable to those of existing anticancer drugs, and because the drug has a different mechanism of action, it holds considerable promise as a new treatment option. In the future, a combination of Taxotere with other anticancer drugs or radiation therapy might further improve treatment results.

Aventis • 67917 Strasbourg • Cedex 9 • France • www.aventis.com
Address for visitors: 16, Avenue de l'Europe • Espace Européen de l'Entreprise • F-67300 Schiltigheim

RECIST objectively rates the therapeutic effects of anticancer drugs on solid tumors. The criteria were formulated to address the deficiencies of the previous therapeutic effect evaluation criteria.

Aventis Commitment to Oncology

Taxotere is a key growth driver for Aventis and is the foundation of the company’s oncology franchise. Taxotere is indicated for treatment of metastatic breast cancer and non-small cell lung cancer, and is being studied extensively in clinical trials for safety and efficacy in early stage breast, prostate, head & neck and gastric cancers. In 2002, Taxotere generated worldwide sales of € 1.26 billion.

In addition to Taxotere, Aventis markets Campto® (irinotecan), a reference treatment for advanced colorectal cancer, and Anzemet® (dolasetron mesylate), an inhibitor for the treatment of chemotherapy induced nausea and vomiting.

Aventis also has a rich pipeline of investigational oncology compounds, including AVE-8062, a unique antivascular agent; flavopiridol, a novel cell cycle inhibitor; novel taxoids, that may offer benefits over available taxanes; and the ALVAC cancer vaccines being developed through the vaccines business of Aventis.

In 2002, Aventis entered a global agreement with Genta Inc. to jointly develop and commercialize Genasense™ within the US. Aventis has been granted sole marketing rights outside the US. Genasense is a pro-apoptotic that directly inhibits the production of Bcl-2, a protein made by cancer cells that is thought to block chemotherapy-induced cell death. In December 2003, Genta completed submission of its new drug application (NDA) for Genasense. Genta has requested designation of the Genasense NDA for Priority Review. Applications that are granted priority review are usually targeted for action by the FDA within six months from the date the submission is completed.

In July 2003, Aventis and ImmunoGen signed a collaboration agreement to discover, develop, and commercialize novel antibody-based anti-cancer products. In September 2003, Aventis and Regeneron Pharmaceuticals entered into a global (excluding Japan) agreement under which the companies will jointly develop and commercialize Vascular Endothelial Growth Factor (VEGF) Trap, Regeneron’s anti-angiogenesis compound.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of € 17.6 billion, invested € 3.1 billion in research and development and employed approximately 71,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties.  Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company’s relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection.  Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -“Document de Référence”- on file with the “Commission des Opérations de Bourse” in France, recently renamed “Autorité des marchés financiers”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS
(Registrant)

Date: January 19, 2004	By:	/s/ Dirk Oldenburg

Name: Dirk Oldenburg
Title: General Legal Counsel